Exhibit 99.1

News Release

2018-33

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1-703-559-7406 (o)

+1-703-627-5100 (m)

Intelsat Announces Proposed Offering of Senior Notes

Luxembourg, 5 September 2018 – Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network and leader in integrated satellite communications, announced today that its subsidiary Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) intends to offer $2.0 billion aggregate principal amount of senior notes due 2024 (the “Notes”).

Intelsat Jackson’s obligations under the Notes will be guaranteed by certain of Intelsat Jackson’s subsidiaries that guarantee its obligations under its senior secured credit facilities, its 9.50% Senior Secured Notes due 2022, and its 8.00% Senior Secured Notes due 2024. In addition, Intelsat, Intelsat Investment Holdings S.àr.l., Intelsat Holdings S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A. and Intelsat Connect Finance S.A., which are direct or indirect parent companies of Intelsat Jackson, will guarantee the Notes as of their issue date.

In connection with the offering of the Notes, Intelsat Jackson expects to launch a tender offer for any and all of its outstanding 7.25% Senior Notes due 2020 (the “2020 Senior Notes”), which is expected to close substantially concurrently with the consummation of the offering of the Notes. The consummation of the tender offer is expected to be conditioned on, among other things, (i) Intelsat Jackson having completed an offering of $2.0 billion of Notes, and (ii) the satisfaction of certain other customary conditions. Concurrently with the launch of the tender offer, Intelsat Jackson expects to issue a conditional notice of redemption to holders of the 2020 Senior Notes, stating that on October 15, 2018, conditional on issuance of the Notes, it will redeem all 2020 Senior Notes then outstanding.

Intelsat Jackson expects to use the net proceeds from the sale of the Notes to finance the tender offer and to fund the redemption of any 2020 Senior Notes not tendered in the tender offer. The remaining net proceeds of the Notes are expected to be used for general corporate purposes, including without limitation the redemption and/or repurchase (by way of open-market purchases, tender offers or otherwise) of a portion of Intelsat Jackson’s outstanding 7.50% Senior Notes due 2021 and/or other debt of Intelsat Jackson, and to pay related fees and expenses.

The Notes will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act and applicable exemptions from registration, prospectus or like requirements under the laws and regulations of the relevant jurisdictions outside the United States. The Notes will not be registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes will also not be registered in any jurisdiction outside of the United States and no action or steps will be taken to permit the offer of the Notes in any such jurisdiction where any registration or other action or steps would be required to permit an offer of the Notes.

The Notes may therefore not be offered or sold in any such jurisdiction except pursuant to an exemption from, or in a transaction not subject to, the relevant requirements of laws and regulations of such jurisdictions.

No prospectus as required by the Directive 2003/71/EC (and the implementing laws and regulations in the relevant member states) has been filed with respect to the Notes and therefore no offers of Notes may be made in any Member States of the European Economic Area unless made pursuant to an exemption under the Directive 2003/71/EC (and the implementing laws and regulations in the relevant Member States).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities of Intelsat, nor shall there be any offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the offering of the Notes, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the offering of the Notes.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###